                                                               [WILMERHALE LOGO]

                                                                  TRISHA JOHNSON
                                                        +44 (0) 20 7645 2530 (t)
                                                        +44 (0) 20 7645 2424 (f)
                                                   trisha.johnson@wilmerhale.com

April 11, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
United States of America

Re:   CTC Media, Inc.
      Registration Statement on Form S-1
      Filed March 6, 2006
      File No. 333-132228
      -------------------

Ladies and Gentlemen:

On behalf of CTC Media, Inc. ("CTC" or the "Company"), we are responding to the comments contained in your letter dated April 5, 2006 to Mr. Alexander
Rodnyansky, Chief Executive Officer of the Company.

We are concurrently filing with the Commission via the EDGAR system Amendment
No. 1 to the Company's Registration Statement on Form S-1 ("Amendment No. 1").
This amendment contains responses to your comments, as indicated below, as well as revisions reflecting developments in the Company's business since the March 6 filing.

The responses contained herein are based upon information provided to us by the
Company and the underwriters participating in the offering. The responses are keyed to the numbering of the comments in your letter. Page numbers in the comments refer to the pages of the March 6 filing; pages numbers in the responses refer to the pages of Amendment No. 1.

General

 1.      We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range, various recapitalization information and the identity of selling shareholders. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

RESPONSE:
---------

The Company notes the Staff's comment and has confirmed that it intends to complete any remaining blanks as soon as practicable in one or more subsequent amendments prior to circulating a preliminary prospectus.

Wilmer Cutler Pickering Hale and Door LLP, Alder Castle, 10 Noble Street, London
                                    EC2V 7QJ
    Baltimore  Beijing  Berlin  Boston  Brussels  London  Munich  New York
          Northern Virginia  Oxford  Palo Alto  Waltham  Washington

Wilmer Cutler Pickering Hale and Door LLP is a Delaware limited liability partnership of solicitors and registered foreign lawyers regulated by the Law
Society of England and Wales. A list of partners and their professional qualifications is available for inspection at the above address. Outside the
United Kingdom, Wilmer Cutler Pickering Hale and Door LLP operates under a separate Delaware limited liability partnership.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

 2.      We note that you include industry research for estimated growth data and other figures cited throughout the document. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Also confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

RESPONSE:
---------

We are providing to you supplementally by hand delivery an annotated copy of the
Registration Statement, keyed to copies of the original sources (or spreadsheets extracted from original source databases) for all market data, audience share data and related information cited by the Company in the Registration Statement
(the "Supplemental Information").

As described in the Registration Statement, all audience share, ratings, coverage and technical penetration data included in the Registration Statement are provided by TNS Gallup Media ("TNS"), which operates the standard audience measurement system currently used by all major broadcasting and advertising professionals in Russia. TNS makes its database containing all such data available, in the Russian language, online to subscribers. The Supplemental
Information includes spreadsheets, in English, containing data extracted by the
Company from this online database.

As described in the Registration Statement, unless otherwise stated, all advertising market size and market share data included in the Registration
Statement have been publicly reported by the Association of Communications
Agencies of Russia, or AKAR. The Company understands that AKAR's source for all television advertising market data is Video International.

Additional market data have been compiled by ZenithOptimedia and Global
Insights, as indicated in the Supplemental Information. Morgan Stanley
International has confirmed to the Company that it is authorized to cite such data.

None of the Supplemental Information has been prepared specifically for this filing or has been provided to the Company on an exclusive basis, and the
Company therefore believes that no consent is required to be filed.

 3.      We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

RESPONSE:
---------

The Company has filed with Amendment No. 1 those additional exhibits indicated
on the Exhibit Index thereto. We will provide a draft of the underwriting agreement and of the legality opinion as soon as practicable, and will file those and any remaining exhibits in a subsequent amendment.

 4.      Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to its use.
         In order to expedite this process, you may submit your artwork to us supplementally. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking
         Projects Outline."

RESPONSE:
---------

The Company has confirmed that it does not intend to include any artwork in the
Registration Statement.

Prospectus Cover Page
---------------------

 5.      Please remove the terms designating the underwriters as "Sole Global
         Coordinator" and "Joint Bookrunner" from the front cover of the prospectus, as this information is more appropriate for disclosure in the plan of distribution or the back cover page. In addition, please list Morgan Stanley only once.

RESPONSE:
---------

The Company has revised the cover of the prospectus as requested. The Company has also revised the underwriting section appropriately; please see page 110.

Prospectus Summary
------------------

 6.      We note your disclosure regarding your business model compared to the business model of your two largest competitors. In particular, we note your disclosure that "[t]hese national channels do not use independent affiliates and therefore bear the transmission costs of all stations that carry their signal." Please provide additional, brief context regarding the positive and negative factors of having
         owned-and-operated stations compared to utilizing affiliates.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

RESPONSE:
---------

The Company has provided additional disclosure as requested. Please see page 1.

 7.      To avoid confusion, rather than defining Video International Group as
         "VI," we encourage you to use the full name or a shortened version.

RESPONSE:
---------

Throughout the Registration Statement, the Company has changed all references to
"VI" to "Video International", as requested.

 8.      We note your disclosure that you "rely on VI for substantially all of
         [your] advertising sales and, as a result, payments from VI account for substantially all of [your] revenues." Please briefly clarify whether you receive payment from Video International once Video International enters into a sale or once Video International is paid by the advertiser.

RESPONSE:
---------

Pursuant to the applicable contracts, Video International is required to forward payment to the Company within three business days of receipt of funds from advertisers. The Company has clarified this point in the "Management's
Discussion" section; please see page 37.

Recent Developments, page 2
---------------------------

 9.      We note that President Putin has signed this legislation. Please update your disclosure accordingly and briefly disclose in this section the restrictions on certain types of content such as beer and
         pharmaceutical advertising that this legislation imposes. Please also revise your market data information accordingly.

RESPONSE:
---------

The Company has revised the Registration Statement to reflect the adoption of this legislation. Please see pages 3, 9, 35, 44, 56, 60, 62 and 79.

The Company notes that, although the law contains technical requirements regarding advertising for alcohol, beer and tobacco (as noted in the Regulation section), these are not substantive changes from existing law and the Company believes that is not necessary to highlight these categories of advertising in the Summary.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

Market Terminology and Data, page 3
-----------------------------------

 10.     We encourage you to move this detailed presentation of definitions from the summary to management's discussion and analysis or the business section so that your summary is more readable.

RESPONSE:
---------

The Company has deleted this disclosure from the summary, as requested, and has included this information in a new section entitled "Glossary of Television and
Advertising Terminology", to facilitate ease of reference for the reader. Please see page 115.

 11.     We note your disclosure that the market information published by other organizations differs from the information provided by Video
         International Group. Due to your reliance on Video International Group and this difference in data, if material, please address any potential conflict in utilizing Video International Group's market data in your risk factors section.

RESPONSE:
---------

The Company has deleted references to other sources of market data. Please see page 3. The Company believes that Video International is widely regarded as the most reliable source of television advertising market data in Russia, and that any differences with data provided by other sources have not historically been material. The Company further believes that the data and projections reported by
Video International have not historically been consistently more or less optimistic or pessimistic than those of any other potential source of information regarding the growth of the Russian television advertising market.

Based on the above and its historical experience with Video International, the
Company does not believe that its reliance on market data by Video International presents a conflict, and therefore respectfully has not made any additional disclosure in this regard in the risk factors section. Upon further consideration, the Company has also decided to delete the original risk factor on this topic. Please see page 18.

Please also see the response to comment number 28.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

Summary Financial and Operating Data, page 7
--------------------------------------------

 12.     Refer to your disclosures regarding management's use of the non-GAAP measure labeled EBITDA. Disclose in more detail why you believe this measure is a useful indicator of operating performance since it excludes the impact of capital items that arc necessary to generate revenues. This measure also omits recurring items such as equity in income of investee companies, other non-operating gains and losses, and the impact of foreign currency. Refer to Item 10 of Regulation S-K and
         Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at:
         www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. If you present a non-GAAP measure that excludes these recurring items, you must provide detailed disclosures why management believes this performance measure is useful. Your discussion should, at a minimum, disclose the following:

          o    the manner in which management uses the non-GAAP measure to conduct or evaluate the business;

          o    the economic substance behind management's decision to use such a measure;

          o    the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable
               GAAP measure, net income (loss); and

          o    the manner in which management compensates for these limitations when using the non-GAAP financial measure.

          o    Explain why you believe EBITDA is a "useful tool for investors to assess the operating performance" of your business. Since capital items are a necessary expenditure to enable you to generate revenues, please address in your disclosure why a financial measure that omits these expenditures is a relevant and useful measure of operating performance.

RESPONSE:
---------

The Company recognizes that its calculation of EBITDA used in the Registration
Statement is actually the measure Operating Income Before Depreciation and
Amortization (OIBDA). In response to the Staff's comments, the Company has revised its disclosure to refer to OIBDA, rather than EBITDA. The Company believes that OIBDA, like EBITDA, is a useful indicator of operating performance in its industry and is commonly used by companies in the media industry, including, for example, Mediacom Communications Corporation (Commission File No.
000-29227) and CBS Corp. (formerly Viacom, Inc.) (Commission File No.
001-09553). The Company has taken note of Item 10 of Regulation S-K and Question
8 of the Commission's Frequently Asked Questions document on non-GAAP measures in revising the Registration Statement to provide detailed disclosure related to why management believes OIBDA is a useful performance measure. Please see page
7.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

13.      Your definition of EBITDA does not conform to the commonly understood definition of EBITDA since it excludes from net income items other than interest, taxes, depreciation and amortization. Thus, it is not appropriate to label this measure as EBITDA. Please revise the title of this measure to use a name that is illustrative of how your non-GAAP measure is determined, including the nature of adjustments to the most directly comparable GAAP measure. Refer to question 14 of our
         Frequently Asked Questions document on non-GAAP measures

RESPONSE:
---------

As discussed in response to comment number 12, the Company has replaced EBITDA with OIBDA, for the reasons discussed. The Company believes that this allows it to present a meaningful measure that conforms to a commonly understood definition.

Risk Factors, page 10
---------------------

 14.     Ensure that each caption clearly reflects the risk that you discuss in the text. Many of your risk factors either state a fact or uncertainty or merely allude to a risk. Others do not accurately describe the risk being discussed. See, for example, "[w]e derive almost all of our revenues from the sale of advertising..., "[o]ur operating results are dependent on the importance of free-to-air television...," and "[w]e rely on a single television advertising sales house..." These are only examples. Revise throughout to succinctly state in your caption the particular risk that results from the uncertainty.

RESPONSE:
---------

The Company has revised the risk factors as requested. Please see pages 9-27.

Proposed changes in Russian law ..., page 10
--------------------------------------------

15.      We note your disclosure that "you can provide no assurance that it would be possible for VI to renegotiate pricing before the expiration of such agreements." Please address whether the agreements with advertisers contain any provisions that contemplate the renegotiation of terms in the event of changes in advertising laws.

RESPONSE:
---------

The Company has revised the disclosure in response to the Staff's comment.
Please see page 9.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

Our operating results are dependent on the importance of free-to-air..., page 11
--------------------------------------------------------------------------------

 16.     To provide context, please disclose the percent of advertising spending in Russia that is attributable to television.

RESPONSE:
---------

The Company has provided the requested disclosure. Please see page 10.

We rely on a single television advertising sales house ..., page 11
-------------------------------------------------------------------

 17.     To the extent possible, please disclose the anticipated timing of the regulation of Video International Group as a monopoly.

RESPONSE:
---------

The Company is not aware of any specific plans to initiate any such efforts at any particular time, and it has revised the disclosure in this regard. Please see the additional disclosure added on page 11.

Restrictions on foreign involvement in the television business..., page 12
--------------------------------------------------------------------------

 18.     Rather than stating in the caption and in the text of this risk factor that these restrictions could materially adversely affect you, please describe the specific impact on your business if, for example, a
         Russian governmental authority interprets that law as prohibiting indirect foreign ownership.

RESPONSE:
---------

The Company has revised the caption and the text of the risk factor in response to this comment. Please see page 11.

 19.     We encourage you to revise this risk factor to provide only enough detail to put the risk in context.

RESPONSE:
---------

The Company has revised the risk factor in response to this comment. Please see page 11.

 20.     Please remove the mitigating language regarding your compliance with the Mass Media Law's restriction on foreign ownership.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

RESPONSE:
---------

The Company has revised the risk factor in response to this comment. Please see page 11.

Increasing demand for popular Russian content ..., page 13
----------------------------------------------------------

 21.     To provide context, disclose the percent of your programming that is currently attributable to Russian-produced programming. In addition, please quantify the increase in productions costs that you reference.

RESPONSE:
---------

The Company has revised the risk factor in response to this comment. Please see page 12.

The loss of licenses, the failure to comply with the terms..., page 14
----------------------------------------------------------------------

 22.     The amount of information you provide overwhelms the risks you are trying to convey. Please consider providing separate risk factors that discuss the risks associated with the failure to comply with the terms of licenses and the risks associated with the inability of your affiliates to renew existing licenses.

RESPONSE:
---------

The Company has revised the disclosure to present separate risk factors addressing the discrete risks identified and has otherwise revised the text in response to the Staff's comment. Please see pages 13-14.

 23.     We note your disclosure that the "issuance or extension of a license, as well as the terms and conditions of any license, is often subject to the exercise of broad discretion by governmental authorities." Please clarify which governmental authorities regulate licenses. Please also disclose to what extent these governmental authorities review stations'
         compliance with their respective licenses.

RESPONSE:
---------

In response to your comment, the Company has revised the risk factor to add a cross reference to the section entitled "Regulation of the Russian Broadcasting
Industry - Licenses and Registrations Required for Television Broadcasting",
which contains an extensive description of the regulatory bodies involved in the licensing process. Please see page 13. In addition, the Company has revised the cross-referenced section to confirm that the relevant

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

authorities do monitor compliance with the terms of licenses on a periodic basis. Please see page 81.

Our overall audience share and ratings in any period are influenced ..., page 15
--------------------------------------------------------------------------------

 24.     To the extent possible and to provide context, please disclose the number of popular programs that contribute substantially to your overall audience share and the percent of your audience share that are attributable to these programs.

RESPONSE:
---------

The Company has revised the risk factor to provide context regarding the number of popular shows and their impact on the Company's overall audience share.
Please see page 14-15.

We have substantial future programming commitments ..., page 16
---------------------------------------------------------------

 25.     To provide context, please quantify the amount of your fixed programming commitments for the next two to three years.

RESPONSE:
---------

The Company has revised the risk factor in response to the Staff's comments.
Please see page 16.

Our relationships with the co-owners of our television stations ..., page 17
----------------------------------------------------------------------------

  26.    Please clarify whether significant corporate actions are required to be approved by 100% of the local co-owners. In addition, please briefly describe the "certain cases" in which transactions may be voided if they are not approved by minority shareholders in your subsidiaries.
         Discuss the relationship with your co-owners in more detail in the business section. In addition, discuss in management's discussion and analysis the uncertainties associated with your failure to comply with
         Russian law and the terms of your contracts with co-owners.

RESPONSE:
---------

The Company has revised the risk factor, as well as the Business section, in response to the Staff's comment. Please see pages 17 and 70.

As noted in the Registration Statement, the Company believes that it has operating control of 18 of its 20 owned-and-operated stations that currently broadcast its networks' signals. As a matter of Russian law, however, unanimous or supermajority shareholder approval is

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

required in certain limited instances, which could affect the Company's control over limited actions. For example, approval of a joint stock company's initial charter and reorganization of a joint stock company into a non-commercial partnership require 100% approval. With limited liability companies, increases in charter capital, amendments to a limited liability company's charter, and liquidation, among other actions, require 100% approval. The approval of 75% of shareholders is required in other limited instances for both joint stock companies and limited liability companies. The remainder of corporate actions may be taken with majority approval unless otherwise set forth in a company's charter. The charters of our subsidiaries do not generally require higher voting percentages than those set forth by law.

If a transaction is not approved by the requisite ownership percentages as set forth in Russian law or a company's charter, such as those set forth above, the transaction can be voided by a court based on a lawsuit brought by a minority shareholder within one year of the date that the plaintiff knew or should have known about the transaction. The Company believes that it is in compliance with the requisite voting percentages set forth in law and the charters of its consolidated subsidiaries, and has informed us that it is not party to any lawsuits challenging corporate decisions taken by its consolidated subsidiaries.
Nevertheless, although the Company is not aware of specific transactions in which the requisite approval of minority shareholders was not obtained, due to the formalistic nature of Russian law and the large number of corporate actions that are taken annually by the Company's consolidated subsidiaries, the Company views it as likely that from time to time not all necessary minority shareholder consents may have been obtained. The Company has revised the risk factor accordingly. Please see page 17.

Because the Company generally has operational control of its consolidated subsidiaries, it does not believe that additional disclosure in the Management's
Discussion section is warranted.

We engage in transactions with Alfa Bank ...,  page 18
---------------------------------------------  -------

  27. Please provide brief examples of conflicts of interest that may arise.

RESPONSE:
---------

Upon further consideration, the Company has decided to delete this risk factor.
The Company believes that all transactions with Alfa to date have been concluded on arms' length terms. The Company further notes that Alfa is not a controlling stockholder of CTC Media. For these reasons, the Company believes that the disclosure in the Relationships and Transaction with Related Parties section regarding its transaction with Alfa is sufficient disclosure on this matter.
Please see page 18.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

We have not independently verified information ..., page 19
-----------------------------------------------------------

 28.     We remind you that you are responsible for ensuring the accuracy and completeness of the information you include in the registration statement. You state that you "believe this information to be substantially complete and reliable," however, you also state that the information is "subject to uncertainty due to concerns about the completeness or reliability of available information." Please reconcile these two statements and revise your disclosure so that it does [not]
         suggest that investors should not rely on this information. In addition, please provide examples to show to what extent the information compiled by other organizations differs from Video
         International's information. Also, disclose, if applicable, whether the information provided by Video International generally shows a more optimistic or pessimistic picture regarding the growth of the Russian television market.

RESPONSE:
---------

The Company has deleted the risk factor in response to the Staff's comment.
Please see page 18.

Please also see the response to comment number 11 and the revisions at page 3 of the Registration Statement.

Decreases in the value of the Russian ruble..., page 19
-------------------------------------------------------

29.      In order to provide investors with more context regarding the magnitude of the risk, to the extent possible, please disclose the amount the ruble depreciated against the U.S. dollar in 2005 and quantify the impact this depreciation would have had on your financial statements.

RESPONSE:

The Company has added the disclosure requested. Please see page 18.

If one of our principal subsidiaries is forced into liquidation ..., page 24
----------------------------------------------------------------------------

30.      Please disclose the amount of your revenues that are attributable to the subsidiaries that do not meet the minimum net assets requirement.
         To the extent material, discuss this uncertainty in management's discussion and analysis.

RESPONSE:

The Company has supplemented its disclosure in response to the Staff's comment.
Please see

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

page 24. Given the limited likelihood of any action in respect of these technical violations, together with the limited contribution of the currently affected subsidiaries to the Company's 2005 revenues, the Company believes that further discussion in the Management's Discussion section is not warranted.

Use of Proceeds, page 29
------------------------

31.      To the extent possible, please quantify the amount of proceeds to be used to implement your growth strategy rather than stating that "a portion" will be used for this purpose.

RESPONSE:
---------

The Company has not approved any specific plans with respect to future initiatives in furtherance of its growth strategy, and therefore is unable at this time to provide any quantitative breakdown of the possible use of proceeds in this regard. The Company has revised the relevant disclosure appropriately.
Please see page 29.

32.      Please disclose whether you will be repaying indebtedness to a related party. Furthermore, if you incurred the debt within one year, describe the use of the proceeds of the indebtedness other than short-term borrowings used for working capital.

RESPONSE:
---------

The Company has revised the disclosure in response to your comment. Please see page 29.

Capitalization, page 30
-----------------------

33.      Please consider revising the table to include a third column to separately present only the impact of the offering. The second column will then reflect only transactions occurring subsequent to the balance sheet and prior to the offering. This will enable the investor to understand the capital structure prior to the offering.

RESPONSE:
---------

The Company has revised the table as suggested. Please see page 30.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 34
---------------------------------------------------------------------------

34.      In your use of proceeds section, you briefly refer to your growth strategy and the

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

           possible alternatives to implement this strategy. Please address your growth strategy in this section.

RESPONSE:
---------

The Company has added a brief description of the potential impact of its growth strategy to the Key Factors Affecting Our Results of Operations section of
"Management's Discussion." Please see page 35.

Television Advertising Sales, page 35
-------------------------------------

35.      Please discuss why you changed from using your in-house sales teams to
         Video International for your local advertising sales.

RESPONSE:
---------

The Company has added the requested disclosure. Please see page 35. Please note that the reasons for this change are also discussed on pages 44-45.

36.      Your target audience of 6-54 year-olds for the CTC Network appears to be broad. If applicable, please discuss whether your strategy targets more specific age groups and/or genders within this range. For example, we note the disclosure in your business section that you "have particularly strong appeal to younger audiences."

RESPONSE:
---------

The Company has supplemented its disclosure in response to the Staff's comment.
Please see page 36.

Our Agreements with VI, page 36
-------------------------------

37.      Revise the description of your relationship with VI to indicate which party bears the credit risk of accounts receivable collection. In addition, disclose whether VI or you determine the credit worthiness of new advertisers.

RESPONSE:
---------

The Company has revised the disclosure to make clear that it bears the credit risk of accounts receivable, and that it does not participate in determining the credit worthiness of new advertisers. The Company does, however, have processes in place to continuously monitor the collection history to provide a basis for estimating uncollectible accounts. The Company would provide a reserve as necessary based on collection history and consultation with Video International regarding overdue accounts. The Company has also added disclosure regarding

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

its bad debt history. Please see page 37.

38.      Please address to what extent you have control over the advertising prices that Video International charges advertisers, approve the terms of the sales contracts between Video International and advertisers, and oversee the collection of advertising sales revenue. Discuss whether your arrangement with Video International allows you to verify or audit
         Video International's business to ensure you are receiving the correct amounts you are due under your agreements with Video International.

RESPONSE:
---------

The Company does not have direct control over the matters described. Generally,
Video International, in consultation with the Company, determines advertising prices, agrees the terms of sales contracts between it and advertisers and oversees the collection of advertising sales revenue. Video International consults with the Company on general budgeting matters, including average selling prices, the total number of GRPs expected over the year, the allocation of GRPs across the year and similar matters. The Company has supplemented its disclosure in this regard in response to the Staff's comment. Please see page
37.

The agreements with Video International do not contain specific provisions regarding audit procedures. Nevertheless, in practice the Company receives copies of all contracts entered into between Video International and advertisers in respect of network advertising, including agreed pricing terms, and the
Company verifies the amount of revenues due under these agreements based on the contract terms and the advertising spots that the Company airs for the advertisers. At the network level, the Company monitors all GRPs delivered and selectively monitors on a random basis the number of GRPs delivered to specific advertisers against the individual agreements. The Company is in the process of implementing a similar monitoring process at the local level, where most advertising sales have been handled by Video International only since the beginning of 2006.

39.      We note your disclosure regarding the early termination fee. Please disclose whether this fee would also include a portion of the signing fee. Please also disclose the local advertising sales levels that Video international is required to meet.

RESPONSE:
---------

The Company has added the requested disclosure regarding the termination fee.
Please see page 37.

The Company believes that disclosure of the local advertising sales targets that are specified in the applicable agreement would not provide meaningful information for investors and could cause investor confusion. First, Video
International is not required to meet these targets. These targets are included in the agreement only for the limited purpose of defining

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

certain circumstances under which the agreement can be terminated by the Company without the payment of liquidated damages. Second, the Company does not believe that these figures provide useful information regarding the Company's business or operations. Finally, the Company is concerned that disclosure of these targets, which were established only for the limited purposes described above, could be improperly construed by investors or analysts as forward-looking guidance on future results. The Company therefore has respectfully not added such disclosure. In addition, we note that the Company is submitting a request for confidential treatment for the relevant portions of the applicable agreement, which the Company is submitting as Exhibit 10.21 to Amendment No. 1.

Critical Accounting Policies, Estimates and Assumptions, page 37
----------------------------------------------------------------

40.      Revise the disclosure in your Critical Accounting Policies to describe the circumstances by which the company must record an impairment charge on programming rights.

RESPONSE:
---------

The Company has revised the disclosure as requested. Please see page 39.

Comparison of Consolidated Results of Operations for 2003. 2004 and 2005, page 41
---------------------------------------------------------------------------------

Direct operating expenses (exclusive of depreciation and amortization), page 45
-------------------------------------------------------------------------------

41.      To the extent material disclose the anticipated cost of the back-up satellite feed. Please also disclose the amount you paid to Mostelecom to upgrade the master cable antenna systems.

RESPONSE:
---------

The Company has added the requested disclosures. Please see page 46-47.

Selling, general and administrative expenses ..., page 46
---------------------------------------------------------

42.      To the extent material, please quantify your expected increase in expenses as a result of becoming a public company.

RESPONSE:
---------

The Company has added the requested disclosure. Please see page 49.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

Interest income, page 50
------------------------

 43.     Please describe this loan agreement in greater detail and clarify what you mean by "tax efficiency" and whether this loan was entered into for any other purpose.

RESPONSE:
---------

The loan agreement was put in place to allow the Company to deduct interest payments for Russian tax purposes. This loan was reviewed by the Company's tax consultants and by its auditors, who did not identify this arrangement as a probable or possible tax contingency.

In particular, the loan agreement was concluded in order to achieve deductibility of CTC Network's interest expense. Direct loans from CTC Media,
Inc., the parent company, would have allowed only partial deductibility of interest expense due to certain restrictions imposed by applicable Russian tax regulations. The loan agreement was terminated when CTC Network no longer required such debt financing.

The Company has supplemented the disclosure regarding this loan in response to the Staff's comment. Please see page 51.

Liquidity and Capital Resources, page 51
----------------------------------------

 44.     Include interest payments on long-term debt in your table of contractual obligations at page 53.

RESPONSE:
---------

The Company has added interest payable on long-term debt and revised the disclosure accordingly. Please see page 54.

Business, page 55
-----------------

 45.     To the extent material, please describe the licensing and production arrangements that you have entered into with Sony Pictures Television and A-Media Group. Please also briefly describe the "cross-marketing arrangements" that you enter into with regard to Russian films.

RESPONSE:
---------

The Company has supplemented the disclosure regarding these licensing and production arrangements to enhance the reader's general understanding of the types of licensing and production arrangements the Company uses. Please see page
64.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

The Company has also deleted the references to "cross-marketing arrangements", as these are not of material significance and a discussion of them would not facilitate a reader's understanding of the Company's business. Please see page
65.

 46.     Please file the agreements regarding your "major programming arrangements" with Sony and Walt Disney or tell us in your response letter why you believe you are not required to file these agreements as exhibits.

RESPONSE:
---------

The Company does not believe that it is required to file the indicated
agreements as exhibits to the Registration Statement, because (a) these are agreements made in the ordinary course of business, and (b) the Company is not substantially dependent on any one of them. We note that comparable registrants in the broadcasting field, including Central European Media Enterprises Limited,
CBS Corp. (formerly Viacom, Inc.), and LIN TV Corp., do not file their programming agreements as exhibits to their filings with the Commission.

To clarify the significance of the Sony and Walt Disney programming arrangements, the Company has revised the disclosure on page 65 to indicate that those agreements are simply examples of programming agreements that the Company has with several of the larger studios.

Distribution, page 68
---------------------

 47.     We note your disclosure that "[a]lthough historically [you] found it useful to enter into joint venture arrangements with local partners in establishing and/or acquiring [your] owned-and-operated stations,
         [your] general strategy now is typically to seek majority control of the stations [you] acquire or establish." Please explain the reasons for this change in strategy.

RESPONSE:
---------

The Company has supplemented the disclosure in response to the Staff's comment.
Please see page 70.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

Regulation of the Russian Broadcasting Industry, page 76
--------------------------------------------------------

Applicable Laws--Mass Media Law, page 76
----------------------------------------

 48.     In your response letter, tell us whether you have received an opinion from counsel regarding your belief that "CTC Media itself does not fall under the definition of a founder of a television or video program, and
         CTC Media itself does not violate the foreign involvement restrictions of the Mass Media Law." If your beliefs are based upon an opinion of counsel, tell us what consideration you have given to disclosing this fact, identifying counsel, and filing counsel's consent.

RESPONSE:
---------

The Company has received an opinion from its special Russian legal counsel,
Squire, Sanders & Dempsey (Moscow) LLC, regarding these matters. Please see the related disclosure on page 77. The Company has also filed the consent of that firm as an Exhibit to Amendment No. 1.

Management, page 81
-------------------

Directors and Executive Officers, page 81
-----------------------------------------

 49.     Please disclose the dates that Mr. Lakhani worked for the companies mentioned in his biography.

RESPONSE:
---------

The Company has added the requested disclosure. Please see page 83.

 50.     Please provide the information required by Item 401 of Regulation S-K for all of your current directors, including those who will no longer be directors upon the closing of the offering.

RESPONSE:
---------

The Company has added the requested disclosure. Please see pages 82-85.

 51.     We note that Messrs. Basunia, Burdick and Klatten are expected to become directors prior to the closing of the offering. Please either have Messrs. Basunia, Burdick and Klatten sign the registration statement or file their consents to be named as persons about to become directors. See Rule 438 of Regulation C.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

RESPONSE:
---------

The Company is filing with Amendment No. 1 the consents required by Rule 438 for
Messrs. Basunia, Burdick and Klatten. The Company is also filing a consent in respect of Mr. Abgaryan, who will also join the board immediately prior to the closing of the offering.

Compensation Committee Interlocks and Insider Participation, page 84
--------------------------------------------------------------------

 52.     Please provide the disclosure required by Item 402(j) of Regulation S-K for the last completed fiscal year.

RESPONSE:
---------

The Company has added the requested disclosure. Please see page 87.

CEO stock appreciation rights, page 86
--------------------------------------

 53.     Disclose how the board set the exercise prices of the stock appreciation rights granted to Mr. Rodnyansky in September 2003.

RESPONSE:
---------

The Company has added the disclosure requested. Please see pages 88-89.

Employment Agreements, page 87
------------------------------

 54.     We note that Mr. Rodnyansky's current base salary is $500,000 and that he is entitled to an annual bonus of up to $300,000; however, he was paid a base salary of $375,000 and bonus of $200,000 in fiscal year
         2005. Please disclose whether Mr. Rodnyansky's current base salary and bonus applied to fiscal year 2005 and, if so, why he did not receive his entire base salary and bonus in 2005.

RESPONSE:
---------

The Company has revised the relevant disclosure to clarify this point. Please see page 90.

 55.     It appears from the exhibit list that you intend to enter into new employment agreements with Messrs. Rodnyansky and Hanumyan and to file them as exhibits prior to effectiveness of the registration statement.
         In your response letter, please confirm if this is the case.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

RESPONSE:
---------

We confirm that this is correct. The Company intends to file the new employment agreements as soon as practicable as exhibits to a subsequent amendment.

Relationships and Transactions with Related Parties, page 90
------------------------------------------------------------

56.      To the extent you have not already provided this information, for each related party transaction, please discuss how transaction prices were determined by the parties, quantify the benefits received by related parties, and disclose whether you believe the terms of the transactions are more or less favorable than could have been obtained from unaffiliated third parties.

RESPONSE:
---------

The Company believes that its current disclosure includes the material terms of all related-party transactions that are required to be disclosed. The Company has informed us that the transaction prices in each case were determined by negotiation between the Company and the counterparty. The Company believes that in each case the transactions were upon terms no less favorable to the Company than those that could have been obtained in arms' length dealings with third parties. Please see the added disclosure at pages 93-99.

Transactions with MTG, page 91
------------------------------

Non-competition, page 91
------------------------

57.      We note your disclosure in the last sentence of this subsection that you would be required to "use your reasonable best efforts to cause such independent affiliate to become an independent affiliate of DTV."
         Please clarify whether you would be required to pay any compensation or take any other action in the event you are unable to cause the independent affiliate to become an independent affiliate of DTV. Also, to the extent known, please disclose any dispute resolution provisions under this agreement.

RESPONSE:
---------

An agreement in principle has been reached with MTG on the terms of the non-competition arrangement that will be included in the stockholders' agreement to be effective upon the closing of the offering. The definitive stockholders'
agreement has not yet been signed. In accordance with that agreement in principle, however, the Company would not be required to pay any consideration in connection with using "its reasonable best efforts to cause such independent affiliate to become an independent affiliate of DTV" or take any other specific

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

action toward that end. The related disclosure on page 95 has been amended to clarify this point.

The Company has also added disclosure on pages 95-96 summarizing the agreement in principle on the dispute resolution procedures that will be applicable to the non-competition agreement.

Repurchase of CTC Media's own shares, page 93
---------------------------------------------

58.      Please disclose why you repurchased your shares in July 2005 and how you determined the purchase price and which shares to repurchase.

RESPONSE:
---------

The Company has provided the requested disclosure. Please see page 96.

Arrangements with Members of the Board of Directors and Officers, page 94
-------------------------------------------------------------------------

Peter Gerwe, page 95
--------------------

59.      Briefly disclose the business development services that Mr. Gerwe provided and identify Mr. Gerwe's affiliate that received the option grant.

RESPONSE:
---------

The Company has provided the requested disclosure. Please see page 98.

John T. Healy, page 95
----------------------

60.      Briefly disclose the specific nature of the management consulting services that Mr. Healy provides to CTC Media.

RESPONSE:
---------

The Company has provided the requested disclosure. Please see page 99.

Principal and Selling Stockholders, page 96
-------------------------------------------

61.      To the extent not widely held, please disclose the natural person(s)
         who have voting and investment control over the shares held by the 5%
         stockholders.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

RESPONSE:
---------

         The Company has added the requested disclosure. Please see pages
100-102.

62.      In addition, please tell us in your response letter whether any of the selling shareholders are broker dealers or affiliates of a broker dealer to the extent you have not already disclosed this information.
         If any selling security holders are broker-dealers or affiliates of broker-dealers, tell us how they acquired their shares. For each broker-dealer affiliate, disclose whether it purchased the company's securities in the ordinary course of business, and whether, at the time of the purchase of the securities to be resold, it had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

RESPONSE:
---------

The Company has been informed that ABH Holdings Corporation is the ultimate holding company of Alfa Capital Markets (USA) Inc., a member of the National
Association of Securities Dealers. The Company understands that Alfa Capital
Markets (USA) Inc. does not intend to participate in this offering in any capacity. For a description of the history of ABH Holdings' affiliates holdings of CTC Media's common stock, please see "Relationships and Transactions with
Affiliated Parties - Transactions with Alfa - Issuance of Shares to Alfa,"
beginning on page 93. We understand that, at the time of the original purchase of the shares of CTC Network and at the time of the subsequent acquisition of shares of CTC Media, ABH Holdings Corporation and its affiliates did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Of the other selling stockholders identified in Amendment No. 1, the Company has been informed that they are not broker dealers or affiliates of broker dealers.
The selling stockholders that are not yet identified in the Registration
Statement are persons who are not current officers or directors or otherwise affiliates of the Company. These selling stockholders, the largest of whom owns less than 1% of the currently outstanding capital stock of the Company, have not yet completed the selling stockholder documentation that would provide the
Company with information regarding their status as a broker dealer or any affiliation with such persons. All such selling stockholders (other than former directors and employees who have or will exercise options to purchase shares to be sold in the offering) have held their shares in the Company for at least two years, and most have held their shares for more than eight years.

Description of Capital Stock, page 98
-------------------------------------

63.      Please clarify, if true, that there will be no authorized classes of preferred stock upon completion of the offering.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

RESPONSE:
---------

There will be no authorized classes of preferred stock following completion of the offering. Please see the clarification added on page 103.

Underwriting, page 106
----------------------

64.      We note that you and the selling shareholders may, in your sole discretion, pay an additional fee to the underwriters of up to 0.5% of the offering proceeds. Please revise throughout your prospectus, including the prospectus cover page and use of proceeds section, to reflect the potential range of underwriting discounts and commissions.
         In addition, disclose under what circumstances you would consider paying the additional fee.

RESPONSE:
---------

Underwriting discounts and commissions will be determined at the time of pricing, and the underwriting discounts and commissions will be stated in the prospectus, including the cover page and use of proceeds section. All underwriting discounts and commissions will be fully reflected in these amounts.
Accordingly, we have removed the reference to the incentive fee portion of these amounts. Please see page 110.

Where You Can Find More Information, page 109
---------------------------------------------

65.      Please revise the address of the SEC's public reference room to reflect our new location at 100 F Street, N.E., Washington, D.C. 20549.

RESPONSE:
---------

We have corrected this disclosure and apologize for the oversight. Please see page 114.

Note 2--Summary of Significant Accounting Policies, page F-11
-------------------------------------------------------------

66.      Given your agreements with VI for the placement of your advertising, explain to us the manner in which you periodically evaluate your allowance for doubtful accounts. If VI provides input into your decision to specifically reserve against amounts due, please indicate this in your stated policy for `Accounts Receivable and Allowance for
         Doubtful Accounts'.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

RESPONSE:
---------

The Company evaluates its doubtful accounts on a continuous basis, in consultation with Video International on specific accounts and based on the review of accounts receivable aging and historical collection history, and makesprovisions as appropriate. Please see the added disclosure on page F-11.

Statements of Income, page F-24 [sic] [F-4]
-------------------------------------------

67.      Revise the description of the line item for direct operating expenses to disclose the amount of deprecation and amortization that is excluded for each period presented. Refer to SAB Topic 11:B.

RESPONSE:
---------

The Company has made the requested revisions on page F-4.

Stock Options, page F-27
------------------------

68.      Tell us how you determined the fair value of your common stock at each of the stock option grant dates in 2005 and for any options granted in
         2006 through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:

         o    the grant date

         o    grantee,

         o    vesting terms,

         o    exercise price

         o    estimated fair value at each grant date

         o    and the total amount of compensation cost

         We may have additional comments when you finalize and disclose your anticipated offering price.

RESPONSE:
---------

From January 1, 2005 until the date of this letter, the Company has made only one option grant. In April 2005, the Company granted an option to its Chief
Operating Officer to purchase 376,604 shares of the Company's common stock upon the following terms (as adjusted for the four-for-one stock split that occurred on March 2, 2006):

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

         Grant date                          April 28, 2005
         Number of shares                    376,604

         Grantee                             Vladimir Hanumyan, Chief Operating
                                             Officer

         Vesting                             terms 25% of the
                                             options vested on
                                             September 16, 2005.
                                             The remaining 75% vest
                                             ratably at the end of
                                             each calendar quarter
                                             beginning with the
                                             quarter ended December
                                             31, 2005.

         Exercise price per share            $3.98

         Estimated fair value of each        $0.84
         option share at grant date

         Total amount of compensation cost    $317,738

To estimate the fair value of the 2005 option grant, the Company used the income approach to determine the equity value of the Company as of the 2005 stock option grant date. Under the income approach, appropriate discount rates are applied to estimated future cash flows that are based on earnings forecasts.
Under this approach, the Company forecasted net cash flows from business operations for a discrete forecast period, and the residual value was then calculated at the end of the discrete forecast period. The rate used to discount cash flows was the Company's weighted average cost of capital, which the Company believes takes into account the time value of money, inflation, Russia-specific risk, and other risks inherent in the ownership the Company. The Company performed this valuation on the going concern premise, i.e., the Company considered CTC Media as an established and operating business having indefinite future life.

Please also see the disclosure added in response to Comment 69 at pages 39-40.

 69.     Please disclose in MD&A the following information relating to your issuances of stock options:

          o    A discussion of the significant factors, assumptions and
               methodologies used in determining fair value;

          o    A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;

          o    The valuation alternative selected and, if applicable, the reason management chose not to obtain contemporaneous valuation by an unrelated valuation specialist.

RESPONSE:
---------

The Company has added the requested disclosure. Please see pages 39-40.

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

Stock split, page F-35
----------------------

 70.     Revise the financial statements to give retroactive effect to the stock split in March 2006.

RESPONSE:
---------

The Company respectfully notes that the financial statements, as filed on March
6, give retroactive effect to the stock split that was effected in March 2006.
The Company has revised the "subsequent event" footnote to make this clear.
Please see page F-36.

The Company has further authorized us to confirm to you that it will include in the Company's request for acceleration of effectiveness of the Registration
Statement the representations noted on page 14 of your letter.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding Amendment No. 1 or the foregoing, please contact either the undersigned at the telephone number or email address indicated above, or Timothy Corbett of this firm at 011-44-20-7645-2509 or
timothy.corbett@wilmerhale.com.

Very truly yours,

Trisha Johnson

                                                               [WILMERHALE LOGO]

Securities and Exchange Commission

cc:   Securities and Exchange Commission:
      -----------------------------------

      Larry Spirgel, Assistant Director, Division of Corporation Finance
      Albert Pappas, Senior Staff Attorney
      Kathleen Krebs, Special Counsel
      Terry French, Accountant Branch Chief
      David Walz, Staff Accountant

      CTC Media, Inc.:
      ----------------

      Alexander Rodnyansky, Chief Executive Officer
      Nilesh Lakhani, Chief Financial Officer
      Leigh Sprague, Corporate Counsel

      Ernst & Young LLC:
      ------------------

      Craig Arends, Partner